                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934

                                 ViroGroup, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92823L105
--------------------------------------------------------------------------------
                                 (Cusip Number)

             Henry H. Taylor, Laidlaw Environmental Services, Inc.,
       1301 Gervais Street, Columbia, South Carolina 29201, (803)933-4219
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. ..............................

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1)       Name of Reporting Persons. I.R.S. Identification Nos. of above Persons
         (entities only):

This statement is being filed by a group deemed to have acquired common stock of the Issuer. The names and identification numbers of the Reporting Persons can be found on pages _______ of the Statement.

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                    (a)   [x]
                                    (b)   [ ]

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3)       SEC Use Only

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4)       Source of Funds (See Instructions)

                                    WC  OO

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5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                          [ ]

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6)       Citizenship or Place of Organization

                  All of the Reporting Persons are corporations organized under the laws of Delaware.

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Number of Shares                 7)   Sole Voting Power  (See response to Item 5)
                                -----------------------------------------------------------------------
Beneficially Owned by            8)   Shared Voting Power  397,606 (See response to Item 5)
                                -----------------------------------------------------------------------
Each Reporting                   9)   Sole Dispositive Power  0 (See response to Item 5)
                                -----------------------------------------------------------------------
Person With                     10)   Shared Dispositive Power  397,606 (See response to Item 5)
------------------------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    397,606 (See response to Item 5)

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                            [ ]

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13)      Percent of Class Represented by Amount in Row (11) 50.0%

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14)      Type of Reporting Person (See Instructions)

                                            CO

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

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1)       Name of Reporting Persons. I.R.S. Identification Nos. of above Persons
         (entities only):

                                    Laidlaw Environmental Services, Inc.
                                    51-0228924

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                    (a)   [x]
                                    (b)   [ ]

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3)       SEC Use Only

-----------------------------------------------------------------------------------------------------

4)       Source of Funds (See Instructions)

                                    OO

-----------------------------------------------------------------------------------------------------

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

                                          [ ]

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6)       Citizenship or Place of Organization

                                    Delaware.

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Number of Shares                 7)    Sole Voting Power  (See response to Item 5)
                                ----------------------------------------------------------------------
Beneficially Owned by            8)    Shared Voting Power  397,606 (See response to Item 5)
                                ----------------------------------------------------------------------
Each Reporting                   9)    Sole Dispositive Power  0 (See response to Item 5)
                                ----------------------------------------------------------------------
Person With                     10)    Shared Dispositive Power  397,606 (See response to Item 5)
-----------------------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    397,606 (See response to Item 5)

-----------------------------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)

                                       [ ]

-----------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

                                    50.0%

-----------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)

                                    CO

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

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1)       Name of Reporting Persons. I.R.S. Identification Nos. of above Persons
         (entities only):

                                    LES, Inc.
                                    75-2178928

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                    (a)   [x]
                                    (b)   [ ]

-----------------------------------------------------------------------------------------------------

3)       SEC Use Only

-----------------------------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

                                    WC  OO

-----------------------------------------------------------------------------------------------------

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                          [ ]

-----------------------------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                                    Delaware.

-----------------------------------------------------------------------------------------------------

Number of Shares                 7)   Sole Voting Power  (See response to Item 5)
                                ----------------------------------------------------------------------
Beneficially Owned by            8)   Shared Voting Power  397,606 (See response to Item 5)
                                ----------------------------------------------------------------------
Each Reporting                   9)   Sole Dispositive Power  0 (See response to Item 5)
                                ----------------------------------------------------------------------
Person With                     10)    Shared Dispositive Power  397,606 (See response to Item 5)
-----------------------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    397,606 (See response to Item 5)

-----------------------------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

                                      [ ]
-----------------------------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

                                    50.0%

-----------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)
                                    CO

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


-----------------------------------------------------------------------------------------------------

1)       Name of Reporting Persons. I.R.S. Identification Nos. of above Persons
         (entities only):

                    Laidlaw Environmental Services (US), Inc.
                    57-0811016

-----------------------------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                    (a)   [x]
                                    (b)   [ ]

-----------------------------------------------------------------------------------------------------

3)       SEC Use Only

-----------------------------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

                                    OO

-----------------------------------------------------------------------------------------------------

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                    [   ]

-----------------------------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                                    Delaware.

-----------------------------------------------------------------------------------------------------

Number of Shares                 7)   Sole Voting Power  (See response to Item 5)
                                ----------------------------------------------------------------------
Beneficially Owned by            8)   Shared Voting Power  397,606 (See response to Item 5)
                                ----------------------------------------------------------------------
Each Reporting                   9)   Sole Dispositive Power  0 (See response to Item 5)
                                ----------------------------------------------------------------------
Person With                     10)    Shared Dispositive Power  397,606 (See response to Item 5)
-----------------------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    397,606 (See response to Item 5)

-----------------------------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

                                    [ ]

-----------------------------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

                                    50.0%

-----------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)

                                    CO

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


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1)       Name of Reporting Persons. I.R.S. Identification Nos. of above Persons
         (entities only):

                                    Laidlaw Osco Holdings, Inc.
                                    62-1478930

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                    (a)   [x]
                                    (b)   [ ]

------------------------------------------------------------------------------------------------------

3)       SEC Use Only

------------------------------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

                                    OO

------------------------------------------------------------------------------------------------------

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                    [ ]

------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                                    Delaware.

------------------------------------------------------------------------------------------------------

Number of Shares                 7)   Sole Voting Power  (See response to Item 5)
                                -----------------------------------------------------------------------
Beneficially Owned by            8)   Shared Voting Power  397,606 (See response to Item 5)
                                -----------------------------------------------------------------------
Each Reporting                   9)   Sole Dispositive Power  0 (See response to Item 5)
                                -----------------------------------------------------------------------
Person With                     10)   Shared Dispositive Power  397,606 (See response to Item 5)
------------------------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    397,606 (See response to Item 5)

------------------------------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

                                    [ ]

------------------------------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

                                    50.0%

------------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)

                                    CO

------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer.

         The issuer ("Issuer") of securities to which this Statement relates is ViroGroup, Inc., a Florida corporation having its principal executive offices located at 5217 Linbar Drive, Suite 300, Nashville, TN 37211, and the title of such securities is common stock, par value $.01 per share (the "common Stock")

Item 2. Identity and Background.

         This Statement is being filed by a group (the "Group") which has acquired 397,606 shares of Common Stock of the Issuer.

         The members of the Group (the "Members") are Laidlaw Environmental Services, Inc. ("LESI"), LES, Inc. ("LES"), Laidlaw Environmental Services (US), Inc. ("LESUS"), and Laidlaw Osco Holdings, Inc. ("Laidlaw Osco").

         LESI is a Delaware corporation. Its principal business is to act as a holding and management company. The executive officers of LESI are James R. Bullock, Chairman of the Board; Kenneth W. Winger, President and Chief Executive Officer; Michael J. Bragagnolo, Executive Vice President and Chief Operating Officer; Paul R. Humphreys, Senior Vice President of Finance and Chief Financial Officer; and Henry H. Taylor, Vice President and General Counsel and Secretary. The principal occupation of the aforementioned officers of LESI and its subsidiaries, except Mr. Bullock, is to act as such officer. The directors of LESI are Mr. Bullock, Mr. Winger, Leslie W. Haworth, John R. Grainger, John W. Rollins, Jr., John W. Rollins, Sr., Henry B. Tippie, David E. Thomas, Jr., James
L. Wareham, and Grover C. Wrenn. The address of the principal business and principal offices of LESI and the business address of its executive officers (except Mr. Bullock) is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

         Mr. Bullock's principal occupation is to act as President and Chief Executive Officer of Laidlaw Inc., a Canadian holding and management company. The business address of Laidlaw Inc. and Mr. Bullock is 3221 North Service Road, Burlington, Ontario L7R 3Y8.

         Mr. Haworth's principal occupation is to act as Senior Vice President and Chief Financial Officer of Laidlaw Inc., a Canadian holding and management company. The business address of Laidlaw Inc. and Mr. Haworth is 3221 North Service Road, Burlington, Ontario L7R 3Y8.

         Mr. Grainger's principal occupation is to act as President and Chief Operating Officer of Laidlaw Transit, a transportation services company. The business address of Laidlaw Transit and Mr. Grainger is 3221 North Service Road, Burlington, Ontario L7R 3Y8.

         Mr. Rollins Jr.'s principal occupation is to act as President of Rollins Truck Leasing Corporation, a truck leasing company. The business address of Rollins Truck Leasing Corporation and Mr. Rollins Jr. is 220 Concord Pike One Rollins Plaza, Wilmington, Delaware 19803.

         Mr. Rollins Sr.'s principal occupation is to act as Chairman of the Board and Chief Executive Officer of Rollins Truck Leasing Corporation, a truck leasing company. The business address of Rollins Truck Leasing Corporation and Mr. Rollins Sr. is 220 Concord Pike One Rollins Plaza, Wilmington, Delaware 19803.

         Mr. Tippie's principal occupation is to act as Chairman of the Board, President and Chief Executive Officer of Tippie Services, Inc., a management services company. The business address of Tippie Services, Inc. and Mr. Tippie is 3420 Executive Center Drive N.W. Suite 163, Austin, Texas 78731.

         Mr. Thomas Jr.'s principal occupation is to act as Senior Managing Director, Head of Investment Banking Group of Raymond James & Associates, Inc., an investment banking and securities brokerage firm. The business address of Raymond James & Associates, Inc. and Mr. Thomas Jr. is 880 Carillon Parkway, St. Petersburg, Florida 33716.

         Mr. Wareham's principal occupation is to act as President of AK Steel Corporation. The business address of AK Steel Corporation and Mr. Wareham is 703 Curtis Street, Middleton, Ohio 45043.

         Mr. Wrenn's principal occupation is to act as Chairman and CEO of Better Health Network, Inc., a out of home place-based media company. The business address of Better Health Network, Inc. and Mr. Wrenn is 4950 West Kennedy Boulevard, Suite 200, Tampa, Florida 33609.

         LES is a Delaware corporation and wholly owned subsidiary of LESI. The principal business of LES is to act as a holding and management company. The executive officers of LES are Mr. Winger, President; Mr. Bragagnolo, Executive Vice President; Mr. Humphreys, Senior Vice President of Finance and Chief Financial Officer; Mr. Taylor, Secretary; John P. Miklich, Senior Vice President; David M. Sprinkle, Senior Vice President; William D. Ridings, Assistant Treasurer; Thomas W. Ritter, Assistant Treasurer; and Susan A. Whittaker, Assistant Secretary. The sole director of LES is Mr. Winger. The address of its principal business and principal office and the business address of its executive officers and director is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201, with the exception of Ms. Whittaker, whose business address is Laidlaw Inc., Director of Tax, US Operations, 669 Airport Freeway, Suite 400, Hurst, Texas 76053.

         Mr. Miklich's principal occupation is to act as Sr. Vice President of the northeast region. Mr. Sprinkle's principal occupation is to act as Sr. Vice President of the southeast region. Mr. Ridings' principal occupation is to act as Vice President and Controller. Mr. Ritter's principal occupation is to act as Controller-Operations. Ms. Whittaker's principal occupation is to act as Director of Taxes-U.S. Operations for Laidlaw Inc.

         LESUS is a Delaware corporation and wholly owned subsidiary of LES. The principal business of LESUS is to act as a holding and management company. The executive officers of LES are Mr. Winger, President; Mr. Bragagnolo, Executive Vice President; Mr. Humphreys, Senior Vice President of Finance and Chief Financial Officer; Mr. Taylor, Secretary;

John P. Miklich, Senior Vice President; David M. Sprinkle, Senior Vice President; William D. Ridings, Assistant Treasurer; Thomas W. Ritter, Assistant Treasurer; Charles L. Watson, Jr., Assistant Treasurer; and Susan A. Whittaker, Assistant Secretary; Robert Arquilla, Vice President; Mona L. Bartoletti, Vice President; Gerard Brossard, Vice President; Jerry E. Correll, Vice President; Michael A. Faucett, Senior Vice President; Barbara J. Hamilton, Assistant Secretary; Charles A. Johannesmeyer, Vice President; and Donald L. Schwieg, Vice President. The sole director of LESUS is Mr. Winger. The address of its principal business and principal office and the business address of its director and all of it's executive officers except Ms. Bartoletti, Mr. Correll, Mr. Faucett, and Ms. Whittaker is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

         Mr. Arquilla's principal occupation is to act as Vice President Administration of LESI. Ms. Bartoletti's principal occupation is to act as Regional Vice President for the California region and her business address is 1040 Commercial St. Suite 101, San Jose, CA 95112. Mr. Brossard's principal occupation is to act as Vice President Sales. Mr. Correll's principal occupation is to act as Regional Vice President of the west central region and his business address is 515 West Greens Road, Suite 600, Houston, Texas 77067. Mr. Faucett's principal occupation is to act as Senior Vice President of the western region and his business address is 127 South 500 East, Suite 675, Salt Lake City, Utah 84102. Mr. Watson's principal occupation is to act as director of financial reporting and analysis for LESI. Ms. Hamilton's principal occupation is to act as General Counsel of the Eastern Region of LESI. Mr. Johannesmeyer's principal occupation is to as Regional Vice President of the south eastern region. Mr. Schwieg's principal occupation is to act as Vice President Technology.

         Laidlaw Osco is a Delaware corporation and wholly owned subsidiary of LESUS. The principal business of Laidlaw Osco is to act as a holding and management company. The executive officers of LES are Mr. Winger, President; Mr. Bragagnolo, Executive Vice President; Mr. Humphreys, Senior Vice President of Finance and Chief Financial Officer; Mr. Taylor, Secretary; John P. Miklich, Senior Vice President; David M. Sprinkle, Senior Vice President; William D. Ridings, Assistant Treasurer; Thomas W. Ritter, Assistant Treasurer; Charles L. Watson, Jr., Assistant Treasurer; and Susan A. Whittaker, Assistant Secretary; Robert Arquilla, Vice President; Michael A. Faucett, Senior Vice President; Barbara J. Hamilton, Assistant Secretary; and Shawn Lavery DeJames, Assistant Secretary. The sole director of Laidlaw Osco is Mr. Winger. The address of its principal business and principal office and the business address of its director and all of it's executive officers except Mr. Faucett, and Ms. Whittaker is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

         Ms. DeJames' principal occupation is to act as Corporate Counsel to LESI and its subsidiaries.

         During the last five years none of the persons listed in this Item 2 has, to Member's knowledge, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order of a judicial or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the executive officers and directors of the Members, other than those set forth below, are United States' Citizens. The following are Canadian citizens:

                  Mr. Bullock
                  Mr. Grainger
                  Mr. Haworth
                  Mr. Winger
                  Mr. Bragagnolo
                  Mr. Humphreys
                  Mr. Schwieg
                  Mr. Brossard


Item 3. Source and Amount of Funds or Other Consideration.

         On March 5, 1993, pursuant to the terms of an Agreement and Plan of Merger (the "1993 Merger Agreement") dated March 4, 1993, by and among the Issuer, ViroGroup of Tennessee, Inc., a wholly-owned subsidiary of the Issuer, Environics, Inc., then a wholly owned subsidiary of OSCO Holdings Inc. and OSCO Holdings, Inc. ViroGroup of Tennessee, Inc. merged with Environics Inc. and ViroGroup of Tennessee, Inc. was the surviving company. As a result of the merger, OSCO Holdings, Inc. received 600,000 shares of Preferred Stock. Also on March 5, 1993, pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement") dated March 4, 1993, by and between the Issuer and a former subsidiary of OSCO Holdings, Inc., Bryson Industrial Services, Inc. ("Bryson"), Bryson acquired 200,000 shares of Preferred Stock in consideration of a cash payment of $2,000,000. This transaction was described in the Schedule 13-D dated March 12, 1993 filed by Laidlaw Inc. and others with respect to the Common Stock of ViroGroup, Inc. (the "1993 13-D"). The Preferred Stock was convertible to shares of Common Stock under certain conditions and all 800,000 shares were converted, on or about June 26, 1995, into 3,180,854 shares of Common stock and transferred to Laidlaw Osco Holdings, Inc., a successor by merger to Osco Holdings, Inc., as described in the Amendment No. 1 to the 1993 13-D, dated June 26, 1995.

         As a result of a one-for-eight reverse stock split effective January 27, 1997, Laidlaw Osco surrendered its shares and became the owner of 397,606 Common Shares.

         On May 15, 1997, pursuant to a Stock Purchase Agreement dated February 6, 1997, Rollins Environmental Services, Inc. ("Rollins") acquired the hazardous and industrial waste operations of Laidlaw Inc. On the date of the acquisition Rollins changed its name to LESI, consequently, Laidlaw Osco became an indirect subsidiary of LESI. Pursuant to the transaction, Laidlaw Inc. became a 67% shareholder of LESI. As a result of LESI's tender offer for shares of Safety-Kleen Corp. stock, 94% of which have been acquired as of April 7, 1998, Laidlaw Inc.'s ownership of LESI has dropped to less than 50%.

         LESI has presented the Issuer with a proposed letter of intent to Merge a subsidiary of LESI and Issuer, dated March 31, 1998. The source of cash to complete such a merger is working capital of the Group.

Item 4. Purpose of Transaction.

         The intended purpose of the acquisition would be to merge Issuer into a subsidiary of LESI, making changes to the Issuer's Board of Directors, corporate officers and bylaws so that they are consistent with the structure of other LESI subsidiaries. As a result of the merger, LESI hopes to increase revenues and profits of LESI through the internalization of services provided by Issuer which would otherwise be acquired through third party vendors and to enlarge the service capabilities of LESI by offering engineering services in the eastern U.S. to compliment LESI's western engineering services group located in Boulder, CO.

         Other than as indicated above and in this Statement, no Member has any present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material changes in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

         As noted in Items 3 and 4, LESI has proposed a merger of Issuer and a subsidiary of LESI. On April 22, 1998, there were 795,188 shares of Common Stock outstanding. Assuming no other shares of Common Stock have been issued since April 22, 1998, the Group would own 397,606 shares (or approximately 50% of the Common Stock then outstanding). For purposes of this filing, each Member is assumed to share voting and investment power with respect to all the shares held by the Group and the Group as a whole is assumed to have sole voting and investment power with respect to such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On June 26, 1995 Laidlaw Inc. agreed for a period of three years to make available to Issuer a revolving line of credit in the amount of $3 million. Any amounts outstanding at the end of the three year period were to be repaid in quarterly installments over the following three years. Issuer delivered a Promissory Note dated November 4, 1995 related thereto to Laidlaw Transportation, Inc., a subsidiary of Laidlaw Inc. LES assumed this obligation from Laidlaw Inc. and Laidlaw Transportation, Inc. assigned the Promissory Note and all of its rights and interest related thereto to LES. Other than as described in this Item 6 specifically and this Statement generally, there are presently no contracts, arrangements, understanding or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than those disclosed in this Statement.

Item 7. Material to Be Filed as Exhibits.

                  1. Agreement pursuant to Rule 13d-1(f).


                  2. Proposed Letter of Intent dated March 31, 1998.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 1998

                                   LAIDLAW ENVIRONMENTAL SERVICES, INC.

                                   By: /s/ Henry H. Taylor
                                       --------------------------------
                                       Vice President, Secretary and
                                       General Counsel

                                    Exhibit 1



                              AGREEMENT REQUIRED BY
                                  RULE 13D-1(f)

         Each of the undersigned agrees that this statement is being filed on behalf of each of them.

Dated April 23, 1998         Laidlaw Environmental Services, Inc.

                             By: /s/ Henry H. Taylor
                             Its: Vice President, General Counsel and Secretary

Dated April 23, 1998         LES, Inc.

                             By: /s/ Henry H. Taylor
                             Its: Secretary

Dated April 23, 1998         Laidlaw Environmental Services (US), Inc.

                             By: /s/ Henry H. Taylor
                             Its: Secretary

Dated April 23, 1998         Laidlaw Osco Holdings, Inc.

                             By: /s/ Henry H. Taylor
                             Its: Secretary

                                    Exhibit 2


                                  CONFIDENTIAL





March 31, 1998






Mr. Charles S. Higgins, Jr.
Chairman, President and CEO
ViroGroup, Inc.
5217 Linbar Drive, Suite 309
Nashville, Tennessee  37211

Dear Mr. Higgins:

This letter confirms our understanding regarding the acquisition of ViroGroup, Inc. ("VIRO ") by means of a merger (the "Merger") of VIRO into LES Merger, Inc., a wholly-owned subsidiary of Laidlaw Environmental Services (US), Inc. ("LESUS"). The parties' understanding will be incorporated into one or more definitive agreements to be executed by the parties during the time frames set forth in this letter of intent.

         1.       Merger Consideration. At the effective time of the Merger:

                  (a) VIRO will be merged with and into LES Merger, Inc., a wholly-owned subsidiary of LESUS that has been formed for the purpose of effecting the Merger, and VIRO will survive as a wholly-owned subsidiary of LESUS.

                  (b)      LES will pay $.50 in cash for each share of VIRO.

         2. Merger Agreement. The parties agree, upon the execution and delivery of this letter of intent, to promptly negotiate and execute a mutually-acceptable definitive merger agreement on the general terms and conditions intended by this letter of intent and those terms typically found in such merger agreements, together with such collateral agreements as the parties deem necessary and reasonable to carry out the terms, conditions and intentions of this letter of intent and the definitive merger agreement. Such definitive merger agreement will include customary representations and warranties of the parties, including, but not limited to, representations regarding the ownership of their assets and financial condition and noncompetition agreements and/or employment agreements with key VIRO employees.

                  The closing shall be contingent upon, among other conditions,
                  (a) the absence of any material adverse change in VIRO's business or financial condition, (b) the approval by a majority of the VIRO shareholders of the merger and merger agreement recommended by the Special Committee of the VIRO Board consisting of independent Board Members formed to evaluate and make a recommendation to VIRO shareholders regarding the merger, (c) the approval of the merger and the merger agreement by the Board of Directors of LESUS, (d) execution by both parties of a definitive merger agreement,
                  (e) LESUS's completion of its due diligence review of VIRO's operations, assets and liabilities and (f) customary approvals, if any, required in connection with the merger, including regulatory and contractual.

                  In the event that for any reason whatsoever, or for no reason, a definitive merger agreement is not entered into by VIRO and LESUS on or prior to May 17, 1998 (the period from the date of this letter of intent through May 17, 1998 is referred to as the "Term") this letter of intent shall terminate and be of no further force or effect, each party shall bear its own expenses incurred in connection with the transactions contemplated in this letter of intent and, except as specifically provided in paragraph 7 hereof, neither party shall have any liability whatsoever to the other.

         3. Proxy Statement. VIRO shall timely prepare and file a proxy statement with respect to the Merger. Each company and the directors and officers of each shall coordinate and cooperate with respect to the Merger and VIRO's directors and officers agree to vote their shares of stock according in support of the offer and recommend to their respective stockholders that they vote their shares in support of the offer. The preparation and filing of such Proxy shall be the responsibility of VIRO and shall be VIRO's expense.

         4. Press Release. The parties acknowledge a press release or other disclosure may be required to be made in order to comply with any federal or state securities laws, including a press release regarding this letter of intent and agree to cooperate in the preparation and release or disclosure of any such statement.

         5. Operation in Ordinary Course. VIRO will continue to be operated in the ordinary course of business during the Term. During the Term, VIRO shall not, except as otherwise agreed by LESUS, (a) enter into any material contracts or in any way modify or amend any existing contract or make any borrowings outside of the ordinary course of business or (b) issue any dividends or issue any additional common or preferred stock, options or warrants or securities convertible into shares of VIRO Common Stock.


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

         6. No Other Agreements. VIRO agrees that it will not enter into any agreement or negotiation with any third party relating to the sale of or issuance of a majority of the voting stock of VIRO or a majority of its assets during the Term.


This letter of intent outlines our understanding and, except for the provision of paragraphs 4, 5, and 6, is not to be binding upon, and shall not be construed as constituting a legal obligation of VIRO or LESUS or their shareholders and is not an agreement to enter into a definitive agreement.

If this proposal is satisfactory, please sign this letter and return it to me by telecopy at 803-933-4345.

Very truly yours,

/s/ Kenneth W. Winger

Kenneth W. Winger
President


Accepted this _________ day of March, 1998


ViroGroup, Inc.


By:  ________________________________
     Charles S. Higgins, Jr.
     Chairman, President and CEO


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